

July 7, 2010

Mr. Michael W. Trudnak
Chief Executive Officer
Guardian Technologies International, Inc.
516 Herndon Parkway, Suite A
Herndon, Virginia 20170

> **Re: Guardian Technologies International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 2, 2010**
> **File No. 000-28238**

Dear Mr. Trudnak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes To Consolidated Financial Statements

Note 2. Significant Accounting Policies

Convertible Instruments

1. We note that you disclose in note 2 that the number of additional shares potentially issuable under your derivative and warrant liabilities was determinable as of the final milestone reset date on May 20, 2008, and therefore, the derivative and warrant liabilities were reclassified as stockholders' equity. However, we note that you disclosure in note 5 that you have a liability relating to your embedded conversion feature of $1.6 million as of December 31, 2008. Please tell us why the liability relating to your embedded

conversion feature of your debentures was not reclassified to permanent equity on May 20, 2008 upon the final milestone reset date. In this regard, ensure that your disclosure clearly identifies the conditions that support your current presentation.

Note 6. Stockholders' Equity (Deficit)

Issuance of Common Stock and Related Common Stock Warrants

2. We note your disclosures in note 6 that shares issued pursuant to your private placements contain customary anti-dilution provisions. We also note your disclosure in note 4 that as a result of your June 2009 financing, the conversion price of your Series A debentures and the exercise price of your Series D warrants were adjusted under anti-dilution provisions, and the number of shares underlying the Series D warrants was increased. Please tell us how you have considered the provisions of ASC 815-40 in determining how to classify and measure the warrants issued in connection with your private placements and debentures in your financial statements. Your response should include a description of the anti dilution terms of these instruments and the consideration you gave to the provisions of ASC-815-40-20, which define standard anti dilution provisions as only those that result in adjustments to the conversion ratio in the event of an equity restructuring (e.g. a stock dividend, stock split or spinoff).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief